Gentor Resources Inc.
PRESS RELEASE

Gentor Provides Corporate Update

Toronto, Canada – August 1, 2018 - Gentor Resources Inc. (the "Company") (TSX-V – "GNT") announces that it has called an annual and special meeting of shareholders of the Company (the "AGM") to be held on August 31, 2018. At the AGM, shareholders of the Company will be asked to consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company (the "Common Shares") by changing each two Common Shares into one Common Share.

            In the event that shareholders pass the said special resolution at the AGM to consolidate the Common Shares and the board of directors of the Company determines to implement the share consolidation (notwithstanding that the above special resolution is passed at the AGM, the board may determine not to proceed with the share consolidation without further approval or authorization of, or notice to, the shareholders of the Company), the presently issued and outstanding 29,906,742 Common Shares will be consolidated into approximately 14,953,371 Common Shares, subject to the rounding of fractional shares pursuant to the share consolidation. If the share consolidation is implemented, it is not planned to change the Company’s name in conjunction with the share consolidation. Shareholder approval and the acceptance of the TSX Venture Exchange are required in order to carry out the share consolidation.

            The Company also reports that it has amended the Company's stock option plan (the “Option Plan”) to provide that the total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan must not at any time exceed 10% of the total number of outstanding Common Shares, from time to time (the “Plan Amendment”). The Plan Amendment is subject to receipt of required shareholder and TSX Venture Exchange approvals. Shareholders of the Company will be asked at the AGM to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Plan Amendment. Before the Plan Amendment, the Option Plan provided that the maximum number of Common Shares that may be issued pursuant to the exercise of stock options granted under the Option Plan must not exceed 1,375,000 Common Shares.

            Shareholders of the Company will also be asked at the AGM to consider and, if thought advisable, to authorize by means of a special resolution, an increase in the number of authorized shares of the Company from 62,500,000 Common Shares to 500,000,000 Common Shares.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.